Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

May 11, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.9 to Registration Statement on Form S-1

Filed April 5, 2012

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. We have disclosed that we are an emerging growth company and have revised the prospectus throughout.

2. The disclosure on the cover page regarding our status as a shell company has been revised to plain English requirements.

3. Separate risk factors have been included.

4. This was a typographic error. Any reference to “education” has been deleted.

5. The financial statements have been revised. This was a typographic error.

6. The correct audit report has now been included in the filing.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun